

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Frank Bakker
President and Chief Executive Officer
OCI Partners LP
P.O. Box 1647
Nederland, Texas 77627

  Re: OCI Partners LP
    Amendment No. 2 to Registration Statement on Form S-1
    Filed August 12, 2013
    File No. 333-189350

Dear Mr. Bakker:

  We have reviewed your amendment and your letter dated August 9, 2013, and we have the following comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulations S-X.

Our Cash Distribution Policy and Restrictions on Distributions, page 57
Unaudited Pro Forma Cash Available for Distribution, page 59

2. We have read your response to prior comment four in our letter dated August 5, 2013, including the additional disclosures you have provided. We note your disclosure that as of December 31, 2012 and March 31, 2013, on a historical basis, you did not have sufficient cash to pay the per unit quarterly distribution that you project you will be able to pay for the twelve months ended September 30, 2014. However, it also appears to us that as of March 31, 2013, on a historical basis, you would not have had sufficient cash to pay the amount you calculate as unaudited pro forma cash available for distribution for the twelve months ended March 31, 2013. Please reconcile the amount you calculated with the amount you actually could have paid in cash based on your historical financial statements.

Unaudited Forecasted Cash Available for Distribution, page 62

3. We have read your response to prior comment five in our letter dated August 5, 2013, including your belief that omitting information regarding significant changes in financial position is appropriate in light of the purpose of your financial forecast. If the purpose of

your financial forecast is to provide prospective financial information relating to your ability to make cash distributions it is not clear to us how or why omitting such information is appropriate. Please clarify or revise.

Historical Financial Statements

(9) Correction of Immaterial Errors, page F-22
(7) Correction of Immaterial Errors, page F-35

4. We have read your response to prior comment ten in our letter dated August 5, 2013. We have considered the information you provided and your disclosures; however, we continue to believe the errors you discovered and corrected in 2013 are quantitatively material to your historical financial statements. We note that the impact of the error corrections represent 17%, 6% and 54% of net income for the ended December 31, 2012, the three months ended March 31, 2013, and the three months ended March 31, 2012. We also note the error corrections are material to cost of goods sold as a percentage of sales. Please revise your financial statements to properly present these adjustments as corrections of errors in previously issued financial statements as required by ASC Topic 250.

You may contact Melinda Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kevin Struve, Via E-mail
    Brett Braden, Via E-mail